www.avanex.com

April 15, 2005

Via EDGAR and Overnight Service

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549

Attention:	Mr. Gary Todd
Mr. Dennis Hult
Mr. Brian Cascio

Re:	Avanex Corporation
Form 10-K for the fiscal year ended June 30, 2004
Form 10-Q for the quarter ended December 31, 2004
Form 8-K dated November 1, 2004
Form 8-K dated January 31, 2005
File No. 0-29175

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 7, 2005 relating to the above referenced Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K. Pursuant to our letter to Mr. Brian Cascio dated April 8, 2005, we are responding herein to Comments 11-12. We intend to respond to Comments 1-10 by Friday, May 6, 2005. To facilitate the staff’s review, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

FORM 8-K dated November 1, 2004

FORM 8-K dated January 31, 2005

11.	We see that you present certain non-GAAP information in the form of an income statement. That adjusted income statement presents numerous non-GAAP amounts and sub-totals. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i) to Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Either

Corporate Headquarters

40919 Encyclopedia Circle, Fremont, CA 94538 • USA • Telephone 510 897 4188 • Fax 510 897 4189

Securities and Exchange Commission

April 15, 2005

delete the non-GAAP income statement from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Expanded disclosure should not be generic or cookie-cutter. The existing disclosures are generic and vague and do not provide the reader sufficient information. Show us how you plan to implement this comment. We may have further comment upon review of that response.

In response to the staff’s comments, we supplementally advise the staff that we intend to limit our use of non-GAAP financial measures in our earnings releases to the following:

Non-GAAP net loss

Non-GAAP net loss per share

Additionally, in response to the staff’s comments, we intend to include more detailed and specific disclosure regarding our use of non-GAAP measures in our earnings release, including the following:

“The company provides non-GAAP net loss and non-GAAP net loss per share to provide the reader with greater transparency to information used by management in its financial and operational decision-making, to help the reader better understand our operating results and to provide historical comparability. Avanex believes that when GAAP net loss and GAAP net loss per share are viewed in conjunction with non-GAAP net loss and non-GAAP net loss per share, readers are provided with a more meaningful understanding of our ongoing operating performance. In addition, our management uses these measures for reviewing our financial results. These adjustments are described in more detail below:

Securities and Exchange Commission

April 15, 2005

“Restructuring Charges. The company excludes restructuring charges to calculate non-GAAP net loss and non-GAAP net loss per share. Such charges are primarily due to workforce reductions and related costs to enhance the reader’s overall understanding of the continuing operations of the company, its core current financial performance and its prospects for the future. Avanex has incurred substantial acquisition-related restructuring charges as well as restructuring charges resulting from material changes to the company’s cost structure, which makes historical comparisons difficult. The company believes that excluding restructuring charges from GAAP net loss and GAAP net loss per share provides investors with historical comparability in its financial reporting as well as comparability with competitor’s operating results. However, there are limitations associated with excluding restructuring charges from GAAP net loss and GAAP net loss per share as such an exclusion does not effectively describe the company’s current GAAP loss and GAAP loss per share. Management compensates for these limitations by analyzing current and future results with a focus on GAAP operating cash flow and future cash requirements and by providing GAAP net loss and net loss per share in its earnings release.

“Amortization of Intangibles. The company also excludes amortization of intangibles to calculate non-GAAP net loss and non-GAAP net loss per share. Our amortization of intangibles primarily relates to our acquisitions of the optical components businesses of Corning, Alcatel and Vitesse in 2003. These adjustments have been excluded because our management focuses primarily on the current controllable operating expenses of the business, which excludes amortization. In addition, the company believes that excluding amortization provides greater transparency when reviewing the current operating performance of the overall business. The company believes that it is useful to investors to provide non-GAAP measures that are indicative of the company’s core operating expenses and performance. However, there are limitations associated with excluding amortization of intangibles from GAAP net loss and GAAP net loss per share as such an exclusion does not effectively associate the costs related to the purchase of the product platforms with the related ongoing revenue stream. Management compensates for these limitations through its review of long-lived assets, including intangibles, for impairment on a quarterly basis and by providing GAAP net loss and net loss per share in its earnings release.”

In addition to the disclosure provided above, consistent with our past practice, our earnings press release will include a quantitative reconciliation identifying the differences between the non-GAAP financial measures disclosed and the directly comparable GAAP measures. In addition, we intend in the future to furnish any non-GAAP financial measures pursuant to Item 2.02 of Form 8-K, similar to the manner in which we furnished non-GAAP financial measures pursuant to Item 7.01 of Form 8-K in our Current Report dated March 10, 2005.

Securities and Exchange Commission

April 15, 2005

12.	In addition, we note that you refer to your non-GAAP information as “pro forma.” The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when reforming to your non-GAAP information.

In response to the staff’s comments, we supplementally advise the staff that we will no longer use pro forma terminology to refer to non-GAAP information; rather, we will refer to non-GAAP information as “non-GAAP”.

* * * *

In connection with Avanex’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that Avanex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call the undersigned at (510) 897-4174 or Burke Norton of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Very truly yours,

AVANEX CORPORATION

/s/ LINDA REDDICK
Linda Reddick
Chief Financial Officer

cc:	Melinda Litherland, Deloitte & Touche
Burke Norton, Wilson Sonsini Goodrich & Rosati